Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

COMARCO, Inc.

Lake Forest, California

We consent to the incorporation by reference in the Registration Statements (File Nos. 33-44943 and 333-141390) on Form S-8 of Comarco, Inc. of our report dated July 1, 2013 resulting from our audits of the statements of net assets available for benefits of Comarco, Inc. Savings and Retirement Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended and the related Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012. Such audit report appears in the December 31, 2012 annual report on Form 11-K of Comarco, Inc. Savings and Retirement Plan.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California

July 1, 2013